Exhibit 19
FOX CORPORATION
INSIDER TRADING AND CONFIDENTIALITY POLICY
INTRODUCTION
As a public company, Fox Corporation (“FOX”) is subject to various federal and state laws and regulations governing trading in its securities, as well as contractual obligations (including shareholder agreements). It is the policy of FOX to comply fully, and to assist its employees in complying fully, with these laws, regulations and contractual obligations. This Policy applies to all members of FOX’s Board of Directors, director emeriti and employees, as well as (i) members of such persons’ immediate families and households and (ii) corporations or other business entities controlled or managed by any such person, and trusts for which any such person is the trustee or in which any such person has a beneficial pecuniary interest (together, “controlled entities”). All references in this Policy to you or employees of FOX should be read to include all such persons listed in the preceding sentence.
FOX depends upon the conduct and diligence of its employees, in both their professional and personal capacities, to ensure full compliance with this Policy. This Policy provides procedures and guidelines with respect to transactions in FOX’s securities, the protection of material, non-public information and the standard of conduct expected of FOX’s employees in this highly sensitive area. It is the personal obligation and responsibility of each employee to act in a manner consistent with this Policy and U.S. securities laws.
LEGAL BACKGROUND
“Insider trading” is a top enforcement priority of the Securities and Exchange Commission (“SEC”), The Nasdaq Global Select Market, LLC (“Nasdaq”) and the Department of Justice. Criminal prosecutions for insider trading are commonplace and may result in fines and/or imprisonment.
What is insider trading? The prohibition against such trading generally is understood to prohibit (1) trading on the basis of material, non-public information, (2) disclosing or “tipping” material, non-public information to others or recommending the purchase or sale of securities on the basis of such information or (3) assisting someone who is engaged in any of the above activities.
Who is an insider? The term “insider” applies to anyone who, by virtue of a special relationship with FOX, possesses material, non-public information regarding the business of FOX.
An individual can be considered an insider for a limited time with respect to certain material, non-public information even though he or she is not a director or officer. For example, an assistant who knows that an acquisition is about to occur may be regarded as an insider with respect to that information until the news of such acquisition has been fully disclosed to the public.
What is Material Non-Public Information? Material information generally means information that a reasonable investor would consider important in making an investment decision to buy, hold, or sell securities. Either positive or negative information may be material. Depending on the circumstances, common examples of information that may be material include:

•	Financial results, information and performance, including changes in earnings estimates;

•	M&A activity, including any acquisitions, divestitures or investments, even preliminary in nature, and any other changes in control;

•	Corporate finance and capital structure-related activities, including offerings, stock buy-backs, significant borrowings, liquidity problems and dividend-related changes;

•	Major operational announcements, changes or developments, such as significant project developments or loss or receipt of a significant contract;

•	Significant actual or potential cybersecurity incidents or events that affect FOX or third party providers that support FOX’s business operations, including computer system or network compromises, viruses or other destructive software, and data breach incidents that may disclose personal, business or other confidential information;

•	Significant accounting issues, such as changes in accounting policies, marketing plans or asset write-downs or auditor notification that FOX may no longer rely on its audit report;

•	Changes in key personnel, senior management, directors or auditors;

•	Actual or threatened significant litigation, including any significant developments, or governmental or regulatory inquiry or investigation; and

•	Any other facts which might cause FOX’s financial results to be substantially affected.
Non-public information is information that is not generally known or available to the public. We consider information to be available to the public only when:

•	it has been released to the public by FOX through appropriate channels (e.g., by means of a press release, Form 8-K or other SEC filing, a widely disseminated statement from a senior officer or other widely disseminated means); and

•	one full trading day (i.e., a day on which the Nasdaq is open for trading) has lapsed following public disclosure.
Discussing previously disclosed historical information about FOX or facts that are generally known to the public would not be considered a prohibited disclosure. However, commenting on or updating previously disclosed information may in certain circumstances constitute disclosure of material non-public information.
Potential Criminal and Civil Liability and/or Disciplinary Action. The Securities Exchange Act of 1934, as amended (the “Exchange Act”), and specifically Rule 10b-5 of the Exchange Act, makes it unlawful for any person to make false statements or omit to state material facts in connection with the purchase or sale of any security. There are no limits on the size of a transaction that will trigger insider trading liability. In the past, relatively small trades have resulted in SEC investigations and lawsuits.
Individuals found liable for insider trading face penalties of up to three (3) times the profit gained or loss avoided, a criminal fine of up to $5 million, up to twenty (25) years in jail and can be barred from serving as an officer or director of FOX or any other company filing reports with the SEC. In addition to the potential criminal and civil liabilities mentioned above, in certain circumstances FOX may be able to recover all profits made by an insider who traded illegally, plus collect other damages. In addition, FOX (and its executive officers and directors) could itself face penalties of the greater of $1.425 million, subject to adjustment, or three (3) times the profit gained or loss avoided as a result of an employee’s violation and/or a criminal penalty of up to $25 million for failing to take steps to prevent insider trading.
Without regard to the civil or criminal penalties that may be imposed by others, willful violation of this Policy and its procedures may constitute grounds for dismissal.
The procedures regarding securities trading outlined below are designed to deter and, where possible, to prevent such improper trading.

POLICIES REGARDING TRANSACTIONS IN THE COMPANY’S SECURITIES
The following policies apply to all transactions, direct or indirect, in all of FOX’s securities, including, but not limited to, FOX’s Class A Common Stock and Class B Common Stock (including those shares of common stock that may be held in any Company 401(k) retirement savings plan, pension plan, retirement plan, other similar plan or any such similar plan that FOX may adopt in the future), derivative securities (including stock options, put or call options and other similar securities) and gifts of Company securities.
Prohibitions for All Employees:
No Trading on Material, Non-Public Information. No employee who is aware of any material, nonpublic information concerning FOX or a third-party with whom FOX does business, shall engage in any transaction in FOX’s or such third-party’s securities, including any offer to purchase or sell, during any period commencing with the date that he or she obtains such material, non-public information and ending at the open of the market on the second (2nd) trading day (i.e., a day on which the Nasdaq is open for trading) following the date of public disclosure of that information. After termination of employment, any employee who is in possession of material, non-public information is prohibited from trading in Company securities until that information has become public or is no longer material.
No Tipping. No employee shall disclose (“tip”) material, non-public information to any other person where such information may be used by such person to his or her benefit by trading in the securities of the company to which such information relates, nor shall an employee make any recommendations or express any opinions as to trading in FOX’s securities to any other person on the basis of material, non- public information.
No Short Sales. No employee shall engage in the short sale of FOX’s securities. A short sale is a sale of securities not owned by the seller or, if owned, not delivered against such sale within twenty (20) days thereafter (a “short against the box”). Short sales of FOX’s securities evidence an expectation on the part of the seller that the securities will decline in value, and, therefore, signal to the market that the seller has no confidence in FOX or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve FOX’s performance.
No Investments in Derivatives of FOX’s Securities. No employee shall invest in Company-based derivative securities. “Derivative Securities” are options, warrants, stock appreciation rights or similar rights whose value is derived from the value of an equity security, such as FOX’s common stock. This prohibition includes, but is not limited to, trading in Company-based put or call option contracts, trading in straddles and the like. However, holding and exercising stock options, restricted stock units or other derivative securities granted under FOX’s equity compensation plans is not prohibited by this Policy.
No Margin Purchases. No employee shall purchase FOX’s securities on margin. This means such persons are prohibited from borrowing from a brokerage firm, bank or other entity in order to purchase FOX’s securities (other than in connection with “cashless” exercises of stock options under FOX’s equity compensation plans).
No Hedging or Pledging of FOX Securities by Employees and Directors. Our employees, including our executive officers and directors (and their family members and controlled entities that are subject to this Policy), are prohibited from hedging FOX’s securities (including through the purchase of financial instruments, such as prepaid variable forward contracts, equity swaps, collars, and exchange funds that hedge or offset, or are designed to hedge or offset, any decrease in the market value of FOX’s securities) that they hold directly and indirectly or pledging any FOX’s securities that they hold directly. In addition, our employees, including officers, and our directors are prohibited from engaging in short sales of our stock and may not hedge or pledge equity compensation.
401(k) Plan. This Policy does not apply to purchases of FOX stock, if any, in its 401(k) plan resulting from periodic contributions of money pursuant to a payroll deduction election. The Policy does apply, however, to certain elections made under FOX’s 401(k) plan, including (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to FOX stock fund, (b) an election to make an intra-plan transfer of an existing account balance into or out of FOX stock fund, (c) an election to borrow money against a 401(k) plan account if the loan will result in a liquidation of some or all of FOX stock fund balance and (d) an election to pre-pay a plan loan if the prepayment will result in allocation of loan proceeds to FOX stock fund.

Rule 10b5-1 Trading Plans. Rule 10b5-1 under the Exchange Act provides an affirmative defense to an insider trading allegation for trades made pursuant to a written trading plan that meets the specific requirements of Rule 10b5-1, including that the employee does not have material non-public information at the time the plan is entered into. A Rule 10b5-1 trading plan is also subject to a specified “cooling off” period between entry into, or modification of, the plan and the first trade pursuant to the plan, which is, (a) for Section 16 Reporting Persons (as defined below), the later of (i) 90 days following plan adoption or modification and (ii) two business days following the filing of a Form 10-Q or Form 10-K by FOX for the fiscal quarter in which the plan was adopted or modified, and (b) for all other employees, 30 days following plan adoption or modification. Additionally, Rule 10b5-1 imposes limitations on overlapping plans and single-trade plans (subject to certain exceptions). Rule 10b5-1 also requires Section 16 Reporting Persons to include a representation in the plan certifying that at the time of plan adoption they are not aware of any material non-public information about FOX or its securities and they are adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5. Any employee who seeks to enter into a Rule 10b5-1 trading plan is responsible for ensuring compliance with the requirements of Rule 10b5-1.
Prohibitions and Procedures for Section 16 Reporting Persons and Designated Individuals:
The following prohibitions and procedures apply to Section 16 Reporting Persons and certain other employees that may be designated by FOX from time to time (“Designated Individuals”). “Section 16 Reporting Persons” are members of FOX’s Board of Directors, director emeriti and certain executive officers, who are subject to the reporting and “short-swing profit” liability provisions of Section 16 of the Exchange Act. Section 16 Reporting Persons and Designated Individuals will be informed of their status by FOX’s Chief Legal and Policy Officer.
Under special circumstances, certain employees who are not Section 16 Reporting Persons or Designated Individuals may gain access to material, non-public information and FOX, in its discretion, may determine that such employees may also be subject to the below listed prohibitions and procedures. Such employees will be notified of such status and will be subject to the below listed prohibitions and procedures for such period of time as FOX deems appropriate.
No Trading During Black-Out Periods. Section 16 Reporting Persons, Designated Individuals, as well as members of their immediate families and households and their controlled entities are subject to black-out periods during which they are prohibited from conducting any transactions involving FOX’s securities. Each black-out period begins at the close of the market on the fourteenth (14th) day prior to the close of any fiscal quarter and ends at the open of the market on the second (2nd) trading day (i.e., a day on which the Nasdaq is open for trading) following the release of FOX’s quarterly or annual financial results for that particular quarter (the “Black-Out Period”). The prohibition against trading during the Black-Out Period also prohibits the fulfillment of “limit orders” by any broker for such Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household or their controlled entities, and the brokers with whom any such “limit order” is placed must be informed of such prohibition at the time such “limit order” is placed.
Notwithstanding the foregoing, a transaction may be exempt from this prohibition if it is made pursuant to a written trading plan that has been approved in writing in advance of a Black-Out Period while the employee was not in possession of material non-public information by FOX’s Chief Legal and Policy Officer and Chief Financial Officer, and that meets all of the requirements of the SEC’s rules and regulations, including Rule 10b5-1 of the Exchange Act. Note that any amendment and/or termination of any such written trading plan is similarly subject to advance pre-approval in writing. All “non-Rule 10b5-1 trading arrangements” (as defined under Rule 10b5-1) entered into by a Section 16 Reporting Person also must be disclosed as such to FOX’s Chief Legal and Policy Officer and Chief Financial Officer.
The Black-Out Period restriction may be waived in individual cases at the discretion of FOX’s Chief Legal and Policy Officer. Additional black-out periods may be implemented with regard to certain employees or groups from time to time who are in possession of non-public information regarding potentially significant matters.
No Trading in FOX’s Securities on a Short-Term Basis. Any FOX securities purchased on the open market by a Section 16 Reporting Person, Designated Individual or member of such individuals’ immediate family or household or any such person’s controlled entity must be held for a minimum of six (6) months. Note that the SEC’s short swing profit rules already penalize Section 16 Reporting Persons who sell any Company securities within six (6) months of a purchase by requiring such person to disgorge all profits to FOX whether or not such person had knowledge of any material, non-public information.
For the avoidance of doubt, same day “cashless” exercises of stock options are not subject to this prohibition, provided that there were no previous purchase transactions on the open market within six (6) months of the exercise date.
Pre-Clearance of Trading by Section 16 Reporting Persons and Designated Individuals
If a Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household or any such person’s controlled entity is contemplating a transaction in FOX’s securities, the proposed transaction must be pre-cleared with both FOX’s Chief Legal and Policy Officer and Chief Financial Officer, even if the proposed transaction is to take place outside of the Black-Out Period. If the transaction is cleared to proceed, FOX’s Legal Department will assist a Section 16 Reporting Person in complying with Section 16 and, where applicable, Rule 144 of the Securities Act of 1933, as amended.
IT SHOULD BE NOTED THAT ANY PERSON WHO POSSESSES MATERIAL, NON-PUBLIC INFORMATION, REGARDLESS OF WHETHER OR NOT IT IS WITHIN THE BLACK-OUT PERIOD OR NOT, SHOULD NOT ENGAGE IN ANY TRANSACTION INVOLVING FOX’S SECURITIES.
Exceptions to the Prohibitions on Trading
The only exceptions to this Policy’s prohibitions of trading in FOX’s securities as outlined above are the following:

1.
Stock Option Exercises – Exercises of stock options granted under FOX’s equity compensation plans for cash or if no shares are to be sold or if there is a “net exercise”; however, this exception does not include the subsequent sale of the shares acquired pursuant to the exercise of a stock option. In addition, if applicable, the exercise of a tax withholding right under any equity awards under FOX’s equity compensation plans pursuant to which an employee has FOX withhold securities to satisfy tax withholding requirements is not covered by the prohibitions of this Policy. Note that a “net exercise” (which is permitted) is the use of the underlying shares to pay the exercise price and/or tax withholding obligations, whereas a broker-assisted cashless exercise (which is not permitted) involves the broker selling some or all of the shares underlying the option on the open market.

While these transactions are exceptions to this Policy’s prohibitions on trading in FOX’s securities, a Section 16 Reporting Person, Designated Individual or member of such person’s immediate family or household or any such person’s controlled entity contemplating such a transaction should still pre-clear the proposed transaction with both FOX’s Chief Legal and Policy Officer and Chief Financial Officer.
POLICIES REGARDING THE USE, DISCLOSURE AND PROTECTION OF MATERIAL, NON-PUBLIC INFORMATION
All employees of FOX have ethical and legal responsibilities to maintain the confidentiality of material, non-public information.
Use and Disclosure of Material, Non-Public Information. As explained previously, under no circumstances may an employee use material, non-public information about FOX for his or her personal benefit. Moreover, in the course of working for FOX, employees learn of information that is expected to affect another company’s stock price, then employees may not trade in, take advantage of, or share such information about that other company’s securities until the information becomes public or is no longer material Except as specifically authorized or in the performance of regular corporate duties, such as pursuant to FOX’s “Guidelines for Public Disclosures and Communications with the Investment Community,” under no circumstances may an employee release to others information that might affect FOX’s securities. Therefore, it is important that an employee not disclose material, non-public information to anyone, including other employees of FOX, unless the other employee needs to know such information in order to fulfill his or her job responsibilities. Under no other circumstances should such information be disclosed to anyone, including family, relatives or business or social acquaintances. In maintaining the confidentiality of the information, the individual in possession of such information shall not affirm or deny statements made by others, either directly or through electronic means, if such affirmation or denial would result in the disclosure of material, non-public information. If an employee has any doubt about whether certain information is non-public or material, such doubt should be resolved in favor of not communicating such information or trading. Questions concerning what is or is not material, non-public information should be directed to Clément Smadja in the Legal Department.
Material, Non-Public Information Regarding Other Companies. In the ordinary course of doing business, employees may come into possession of material, non-public information with respect to other companies. An individual receiving material, non-public information in such a manner has the same duty not to disclose the information to others or to use that information in connection with securities transactions of such other company as such individual has with respect to material, non-public information about FOX.
If FOX is in the process of negotiating a significant transaction with another company, employees are cautioned not to trade in the stock of that company if they are in possession of material, non-public information concerning such company.
If an employee is not certain whether it is permissible to trade in the stock of such company, the employee should contact Clément Smadja in the Legal Department before making any trades.
Unauthorized Disclosure of Internal Information. Unauthorized disclosure of internal information about FOX may create serious problems for FOX whether or not the information is used to facilitate improper trading in securities of FOX. Therefore, it shall be the duty of each person employed or affiliated with FOX to maintain the confidentiality of information relating to FOX or obtained through a relationship of confidence. Company personnel should not discuss internal Company matters or developments with anyone outside FOX, except in the performance of regular corporate duties. Please also refer to FOX’s “Guidelines for Public Disclosures and Communications with the Investment Community.”
Precautions to Prevent Misuse or Unauthorized Disclosure of Sensitive Information. When an employee is involved in a matter or transaction which is sensitive and, if disclosed, could reasonably be expected to have an effect on the market price of the securities of FOX or any other company involved in the transaction, that individual should consider taking extraordinary precautions to prevent misuse or unauthorized disclosure of such information. Such measures include the following:

•	Maintaining files securely and avoiding storing information on computer systems that can be accessed by other individuals;

•	Avoiding the discussion of confidential matters in areas where the conversation could possibly be overheard;

•	Not gossiping about Company affairs; and

•	Restricting the copying and distribution of sensitive documents within FOX.
Internet. Any written or verbal statement that would be prohibited under the law or under this Policy is equally prohibited if made on the Internet or by social media.
Inadvertent Disclosure of Material, Non-Public Information. If material, non-public information regarding FOX is inadvertently disclosed, no matter what the circumstances, by any employee, the person making or discovering that disclosure should immediately report the facts to FOX’s Chief Legal and Policy Officer.
Inquiries Regarding Material, Non-Public Information. When an inquiry is received regarding information that may be material, it should be referred, without comment, to FOX’s Investor Relations Department. Please also refer to FOX’s “Guidelines for Public Disclosures and Communications with the Investment Community.”

POLICY REGARDING REPURCHASES OF COMPANY SECURITIES
From time to time, the Company may seek to repurchase shares of its own securities, including through stock repurchase programs authorized by the Board. The Board has delegated to certain officers the authority to execute specific repurchases, consistent with the parameters approved by the Board. In general, repurchases should be effected (a) when the Company is not aware of material non-public information about the Company or Company securities, (b) pursuant to a contract, instruction, or plan that satisfies the requirements of Rule 10b5-1(c) under the Exchange Act, (c) subject to the terms of the Stockholders Agreement entered by and between the Company and the Murdoch Family Trust, and (d) otherwise in compliance with applicable law.
Reporting of Violations
Any person who believes that a violation of this Policy has taken place shall report such violation promptly to the Chief Legal and Policy Officer of FOX.
Any questions concerning this Policy should be addressed to Clément Smadja, Senior Vice President, Mergers, Acquisitions and Corporate Governance, in the Legal Department at 212-852-7992.